Exhibit 97.1

Proficient Auto Logistics, Inc.

Clawback Policy

Effective date: May 6, 2024

1.	Statement of Intent

The Board of Directors (“Board”) of Proficient Auto Logistics, Inc. (“Proficient”) believes that it is in the best interest of Proficient and its stockholders to encourage outstanding leadership, accountability, and responsible management that benefits the growth of Proficient and its subsidiaries (collectively, the “Company”). Accordingly, the Board has adopted this Clawback Policy (the “Policy”) effective as of the Effective Date set forth above. This Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

This Policy shall operate in addition to any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any other policy, an employment agreement, or plan or award terms, and any other legal remedies available to the Company under applicable law.

2.	Definitions

For purposes of this Policy, the following definitions shall apply:

“Acknowledgment” is defined in Section 5.

“Board” is defined in Section 1.

“Company” is defined in Section 1.

“Excess Incentive Compensation” is defined in Section 2.

“Executive Officer” means any “executive officer” of the Company as defined under Rule 10D-1.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from any such measure. Stock price and total stockholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

“Financial Restatement” means any accounting restatement of the Company’s financial statements (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the U.S. federal securities laws. The Board shall take into consideration any applicable interpretations and clarifications of the SEC in determining whether an accounting restatement qualifies as a Financial Restatement for purposes of this Policy. The date that the Company is required to prepare a Financial Restatement will be determined in accordance with Rule 10D-1.

“Incentive Compensation” is defined in Section 2. Incentive Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Proficient” is defined in Section 1.

“Policy” is defined in Section 1.

“Rule 10D-1” is defined in Section 1.

“SEC” means the United States Securities and Exchange Commission.

3.	Forfeiture and/or Reimbursement

In the event of a Financial Restatement, the Company will require the forfeiture and/or reimbursement on a reasonably prompt basis of any compensation that:

●	was paid, granted, vested, or earned based wholly or in part upon the achievement of a Financial Reporting Measure (such compensation, “Incentive Compensation”); and

●	was Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Financial Restatement; provided that the recipient served as an Executive Officer at any time during the performance period applicable to the Incentive Compensation in question, which exceeds the amount that otherwise would have been Received had it been determined based upon the Financial Restatement (such amount, the “Excess Incentive Compensation”).

For Incentive Compensation based on stock price or total stockholder return, the Board will determine the amount based on a reasonable estimate of the effect of the Financial Restatement on the relevant stock price or total stockholder return and will maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq Stock Market. For the avoidance of doubt, the amount of Excess Incentive Compensation will be computed without regard to any taxes paid by the recipient.

4.	Effectiveness; Exclusions

This Policy applies to all Incentive Compensation Received on or after the Effective Date and any “transition period” as prescribed under Rule 10D-1. For the avoidance of doubt, the following forms of compensation will not be considered Incentive Compensation for purposes of this Policy:

●	Base salaries;

●	Bonuses/awards paid solely upon the completion of a specified employment period; and

●	Equity awards for which the grant or vesting of the award is not contingent upon achieving any specified Financial Reporting Measure and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more non-Financial Reporting Measures.

5.	Other Remedies

To the extent that an employee (or former employee) does not make a required reimbursement to the Company under this Policy within a reasonable time following demand by the Company, or any shares of Proficient common stock subject to recovery under this Policy have been sold by such person, the Company shall have the right to reduce, cancel, or withhold against future cash compensation or outstanding, unvested, vested, or future equity-based compensation, or require a substitute form of reimbursement, all as determined in the discretion of the Board and to the extent permitted under applicable law. The Company need not recover Excess Incentive Compensation if and to the extent that the Board determines that such recovery is impracticable and not required under Rule 10D-1, including if the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amount (in which case the Company shall document such reasonable attempt(s) to recover, and provide that documentation to the Nasdaq Stock Market).

6.	Authority and Interpretation

This Policy generally will be administered and interpreted by the Board. Any determination by the Board with respect to this Policy shall be final, conclusive and binding on all interested parties, subject only to any restrictions under applicable law. The determinations of the Board under this Policy need not be uniform with respect to all employees (or former employees) who are subject to the terms of this Policy. The Board may from time to time delegate any or all of its rights, authority, and obligations under this Policy to a Committee of the Board. In the event of any such delegation, all authority granted under this Policy in the discretion of the Board shall include and be a reference to the discretion of such Committee. The Board shall have the right from time to time to re-assume any such rights, authority, or obligations so delegated.

This Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to the extent necessary to comply with, Section 954 of Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, Rule 10D-1, and any related rules or regulations promulgated by the SEC or Nasdaq Stock Market, including any additional or new requirements that become effective after the Effective Date.

To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, if any, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.

The Company shall not (i) indemnify any employee against any liability or loss incurred by such employee in connection with or as a result of any action taken by the Company to enforce this Policy (a “Clawback Proceeding,” including, without limitation, the loss of any Excess Incentive Compensation pursuant to this Policy, any payment or reimbursement for the cost of third-party insurance purchased by such employee to fund potential recovery obligations under this Policy, and any judgments, fines, taxes, penalties, or amounts paid in settlement by, or on behalf of, such employee, or (ii) provide any indemnification or advancement of expenses (including attorneys’ fees) incurred by such employee in connection with any such Clawback Proceeding.

At the request of the Company, each employee who is subject to the terms of this Policy shall execute an Acknowledgment, Consent, and Agreement substantially in the form attached hereto (an “Acknowledgment”). Any failure by such person to execute an Acknowledgment shall not affect the applicability or enforceability of this Policy against such person or the status of such person under this Policy.

The rights of the Company under this Policy to seek forfeiture and/or reimbursement are not exclusive remedies and do not preclude any other recourse by the Company.

Acknowledgment, Consent, and Agreement

I acknowledge that I have received and reviewed a copy of the Proficient Auto Logistics, Inc. Clawback Policy (as may be amended from time to time, the “Policy”) and effective as of [effective date - hire/promotion date into eligible level], agree to be bound by and subject to its terms and conditions, which include the forfeiture and/or reimbursement in certain circumstances of compensation that I received or may receive in the future. I further acknowledge and agree that (i) I will not be entitled to indemnification for any liability, loss or expenses or to any advancement of expenses (including attorneys’ fees) incurred as a result of any action by or on behalf of Proficient, Inc. pursuant to the Policy, and (ii) I knowingly and intentionally waive and agree not to assert any claim for indemnification or advancement of expenses against the Company or any subsidiary of the Company to which I am now, or may become, entitled notwithstanding any other agreement or provision therefor.

I further hereby acknowledge and agree that this Acknowledgment, Consent, and Agreement constitutes my specific agreement that any compensation that is paid, granted, vested, or earned based on specified Proficient, Inc. financial results shall be subject to the Policy, to the extent applicable.

Signed: _____________________________
Print Name: [Executive Name]
Date: _______________________________